
December 14, 2006

By Facsimile (404) 253-8380 and U.S. Mail

Gregory M. Chait, Esq.
Alston & Bird LLP
1201 West Peachtree Street
Atlanta, Georgia 30309-3424

> **RE:** **VMS National Properties Joint Venture**
> **Schedule 13E-3 filed December 6, 2006**
> **File No. 5-56419**
>
> **Form S-4/A filed December 6, 2006**
> **File No. 333-136801**

Dear Mr. Chait:

We have reviewed the filings referenced above and have the following comments.

1. In your letter to shareholders, your summary section and elsewhere in the
   document as appropriate, please disclose that that completion of the unaffiliated
   sales is a condition to completion of the Affiliated Contribution.

Expected Benefits of the Transaction

2. We reissue prior comment 6. Item 1013 of Regulation M-A requires you to
   discuss the benefits and detriments of the Rule 13e-3 transaction to the company,
   its affiliates and the unaffiliated security holders, and to quantify the benefits and
   detriments to the extent practicable. Please revise this section and your "expected
   detriments" section to address the benefits and detriments to all applicable parties.
   Also, quantify any expected benefits and detriments to the extent practicable. It is
   not clear to the staff, for instance, what the benefits and detriments of the
   transaction are to AIMCO. It is also unclear why, as your disclosure currently
   implies, the benefits and detriments to AIMCO would be the same as those to other
   affiliates such as Maeril.

Fairness of the Transactions

3. We note your response to prior comment 8. Please revise your disclosure so that you clarify how each factor you discuss supports fairness to each separate transaction. In addition, please explain why your discussion of the Item 1014 factors is limited to the Affiliated Contribution.

4. We note your response to prior comment 9. Please expand your disclosure to explain why the VMS related Parties are of the opinion that the appraisals are a reasonable approximation of going concern and liquidation value. In addition, please explain why "accumulated depreciation with respect to the Affiliated Contribution Properties results in an understated valuation on a net book value basis," providing quantification if practicable.

5. We reissue prior comment 10. Item 1014(b) of Regulation M-A requires the discussion in reasonable detail of the material factors upon which the determination of fairness was made and the disclosure of the weight assigned to each such factor. For instance, please explain why the receipt of $56,739,412 either supports or does not support the fairness of the going private transaction.

6. We note your response to prior comment 11. If one party relied on the analysis of another, such as the financial advisor or appraiser, to fulfill its Item 1014 of Regulation M-A disclosure obligation, the relying party must expressly adopt the conclusion and analyses of the party that performed the Item 1014(b) analysis. Accordingly, please revise your fairness discussion to include such disclosure.

Determination of Consideration Based on Independent Appraisal, page 40

7. We note your response to, and reissue in part, prior comment 15. Please explain the basis for your statement that VMS retained KTR. In that regard, we note that the appraisals are addressed to AIMCO and the compensation was paid by AIMCO.

The Transactions, page 51

8. We note your response to prior comment 17. It appears that the valuations prepared by AIMCO underlie the related parties' fairness determinations. Accordingly, we believe the internal valuations should be disclosed and discussed in your fairness section.

9. We note your response to prior comment 18. Based on the arguments provided in your response, we are unable to concur that the appraisals are not materially related to the Rule 13e-3 transaction. Please provide the disclosure required by Item 1015 of Regulation M-A for each appraisal. In the alternative, please explain why you believe such disclosure is not required by Item 1015 of Regulation M-A.

* * * *

As appropriate, please revise the Form S-4 and Schedule 13E-3 in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. You should include a letter responding to each comment, noting the location of the change in the revised material. Please file your cover letter on EDGAR. If you believe a comment raised in this letter is inappropriate or feel that no change is required, indicate your position and the basis for that position in your response letter. In the absence of such response, we assume you will comply with staff comments. We may have additional comments based upon our receipt of the revised materials and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Direct questions to me at (202) 551-3345

Very truly yours,

Michael Pressman
Special Counsel
Office of Mergers and Acquisitions